# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Airsculpt Technologies, Inc., CIK 0001870940
CUSIP: 009496100
Title of class of securities: Common Stock, $0.001 Par Value Per Share
Address of issuer's principal executive offices: 1111 Lincoln Road, Suite 802, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 02/13/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001387131-23-005575
Filed by CIK 0001824821

## Reporting persons
- SW Investment Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SWIM Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Airsculpt Technologies, Inc.
Address of issuer's principal executive offices: 1111 Lincoln Road, Suite 802, Miami Beach, FLORIDA, 33139.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer previously beneficially owned by SW Investment Management LLC and SWIM Partners LP. As of [DATE], SWIM Partners LP (the ?Fund?) owns 0 shares of Common Stock of the Issuer. SW Investment Management LLC is the investment manager and general partner of the Fund. As such, it may be deemed to have possessed the power to vote and dispose, or direct the disposition, of the shares previously held by the Fund. Accordingly, as of [DATE], SW Investment Management LLC may be deemed to beneficially own 0 shares.
Address of principal business office or, if none, residence:
215 N. Fir St.
Telluride, Colorado 81435
Citizenship: See Item 4 on the cover pages hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The information as of the date of the event requiring the filing of this statement, as required by Items 4(a)?(c), is set forth in Rows 5?11 of the cover page for each Reporting Person and is incorporated herein by reference. The percentage reported in Row 11 for each Reporting Person is based on 62,440,000 shares of Common Stock outstanding.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SW Investment Management LLC: /s/ Stephen White, Managing Member (02/13/2026)
- SWIM Partners, LP: /s/ Stephen White, Managing Member (02/13/2026)